

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4561

April 20, 2017

Roland Wu
Chief Financial Officer
NQ Mobile Inc.
No. 4 Building, 11 Heping Li East Street
Dongcheng District, Beijing 100013
The People's Republic of China

      **Re: NQ Mobile Inc.
               Form 20-F for Fiscal Year Ended December 31, 2015
               Filed April 6, 2016
               File No. 001-35145**

Dear Mr. Wu:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                     Sincerely,

                                     /s/ Kathleen Collins

                                     Kathleen Collins
                                     Accounting Branch Chief
                                     Office of Information Technologies
                                     and Services

cc: Z. Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        Mail Stop 4561